

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 13, 2023

Hubert J. Crouch
Chief Executive Officer
Invesco Commercial Real Estate Finance Trust, Inc.
2001 Ross Avenue, Suite 3400
Dallas, Texas 75201

> **Re: Invesco Commercial Real Estate Finance Trust, Inc.**
> **Amendment No. 1 to Form 10-12G**
> **Filed August 25, 2023**
> **File No. 000-56564**

Dear Hubert J. Crouch:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form 10-12G filed August 25, 2023

General

1. We note your response to comment 1. We also note your disclosure throughout the filing (for example, on pages 8, 16 and 52) describing your relationship and ability to leverage the market knowledge embedded within Invesco Real Estate. Because the company is a blind pool with a limited operating history, please include disclosure comparable to that required by Industry Guide 5, including prior performance tables for programs with similar investment objectives, or advise why such disclosure would not be material to investors. For guidance, see CF Disclosure Guidance: Topic No. 6.

2. Section 3(c)(5)(C) of the Investment Company Act, in relevant part, provides an exclusion from the definition of investment company "for any person who is not engaged in the business of issuing redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates, and who is primarily engaged in … [the business of]

purchasing or otherwise acquiring mortgages and other liens on and interests in real estate." We note your response to comment 2 that states none of the Mortgage Subsidiaries expects to issue "currently redeemable securities." Please supplementally discuss the meaning of "currently redeemable securities" as it relates to the definition of "redeemable securities" in the Investment Company Act. In your response, please discuss whether any of the Mortgage Subsidiaries may issue redeemable securities in the future and how that could potentially affect your investment company status analysis under the Investment Company Act.

3. We note that your primary investment strategy is to originate, acquire, and manage a diversified portfolio of loans and debt-like preferred equity interests secured by, or unsecured but related to, commercial real estate. Please supplementally discuss how the registrant intends to treat debt-like preferred equity interests for purposes of your investment company status analysis under the Investment Company Act.

4. We note your response to comment 2, which states that for purposes of joint venture and similar interests, if the subsidiary owns less than a majority of the voting securities of the entity, then the interest in the entity will be treated as a real estate-related asset if the entity engages in the real estate business, such as a REIT relying on Section 3(c)(5)(C), and otherwise as miscellaneous assets. Please supplementally discuss the parameters under which the registrant would consider an entity as engaged in the real estate business.

5. We note your disclosure beginning on page 59 stating that you are not registered and do not intend to register as an investment company under the Investment Company Act. We also note your disclosure stating that if you were to become subject to the Investment Company Act, the various restrictions imposed by the Investment Company Act and the substantial costs and burdens of compliance could adversely affect your operating results and financial performance, and you may be unable to conduct your business as described in your registration statement. In your amended filing, please include, as applicable, references to the specific exemptions or exclusions that the registrant is relying upon under the Investment Company Act.

2. Summary of Significant Accounting Policies
Commercial Real Estate Loan Investments, page F-7

6. We note your disclosure that any origination fees or costs on commercial loans for which you have elected the fair value option are recognized immediately in earnings. We further note you present your commitment fee income net of the related party expense. Please tell us your basis in ASC 606 for such net presentation. In addition, please tell us what consideration you gave to discussing your basis for this net presentation within your policy note.

Notes to Consolidated Financial Statements
11. Subsequent Events, page F-18

7.   We note your response to comment 15 and your assertion that no loans meet the criteria of an ADC arrangement. With respect to your investment of $318.1 million in four whole commercial real estate loans and $18.4 million in a mezzanine commercial real estate loan, please tell us your consideration of whether or not these loans represent a *substantial asset concentration*, such that financial statements of the properties securing these loans should be included in your filing. In this regard, your response should address whether more than 20% of total assets at the latest audited year-end balance sheet have been or will be invested in a single loan (or in several loans on related properties to the same or affiliated borrowers). Reference is made to SAB Topic 1I.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Lewis at 202-551-6216 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Brian Hirshberg, Esq.